
December 15, 2022

Nicholas Scherling
Chief Executive Officer
Decentralized Crypto Financial Inc.
4795 Meadow Wood Lane, #200
Chantilly, VA 20151

  Re: Decentralized Crypto Financial Inc.
   Amendment No. 5 to Offering Statement on Form 1-A
   Filed December 2, 2022
   File No. 024-11353

Dear Nicholas Scherling:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2022 letter.

Amendment No.5 to Offering Statement on Form 1-A Filed December 2, 2022

Cover Page

1. We note that throughout the offering circular you have changed "$75,000,000" to "$74,250,000." However, please revert the change on the cover page where it now says "*The offering will exist until the date on which the offering of any additional stock would cause the aggregate offering price or aggregate gross sales in this offering, as those terms are defined under Rule 251(a) of the Securities Act, to exceed $74,250,000.00.*" We believe this change was made in error.

2. We note your response to comment 1 and reissue in part. We acknowledge the reduction of the total offering to $74,250,000 to accommodate the Braintree fee. However, it would seem that the Braintree fee could still theoretically cause you to exceed the $75,000,000

threshold consistent with Rule 251(a)(2). Please amend your offering circular or explain to us why you believe it to be unnecessary. In addition, please make the previously requested changes to Part II of your offering circular to the legal opinion, subscription agreement, and Item 4 of Part I of your Form 1-A as applicable.

Risk Factors, page 12

3. We note your response to comment 3 and reissue in part. We acknowledge the addition of a new risk factor for your exclusive forum provision. However, in the risk factor please also include additional details so that investors can better assess the risk. As one example only, please include the specific exclusive forum being used.

DeCryptoFi Platform, page 19

4. We note your response to comment 4 and reissue in part. We understand from your new disclosure that the platform will be operational upon Commission qualification of your securities offering. However, please also clarify whether the platform is currently functional, rather than limited to whether it will be operational in the future.

Exhibit 1.7 - Consent of Independent Auditors, page i

5. We note your response to comment 6 and it appears that you did not file a revised consent as an exhibit to your filing. We reissue our comment in its entirety. We note that the consent of Chesapeake Financial Corp. makes reference to their audit report dated December 5, 2020 with respect to the financial statements as of August 31, 2020. Please have your auditor revise their consent to reference the correct dates for the audit report and the financial statements included in your offering statement.

General

6. Please update the financial statements included in the filing in compliance with Part F/S, (c)(1) and (b)(3)(B) of Form 1-A, to include the financial statements for the relevant interim period in 2022. Update any associated financial information in relevant sections of the filing as necessary.

7. We note your response and related revisions to comment 7 and reissue our comment in part. Please have your auditors revise their audit report to update the financial statements covered by the report.

　　　　You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

　　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　　　Office of Trade & Services

cc:　　　Michael Blackburn